Filed pursuant to Rule 433
Registration No. 333-158065
March 29, 2011

HSBC Holdings plc
Final Term Sheet:

Lead Manager:	HSBC Securities (USA) Inc. (76%)

Co-Managers:	ANZ Securities, Inc. (2%)
Bank of Montreal, London Branch (2%)
CIBC World Markets Corp. (2%)
Credit Agricole CIB (2%)
Comerica Securities, Inc. (2%)
Fifth Third Securities, Inc. (2%)
ING Financial Markets (2%)
Lloyds TSB Bank plc (2%)
nabSecurities, LLC (2%)
RBS Securities Inc. (2%)
Scotia Capital (USA) Inc. (2%)
U.S. Bank, National Association (2%)

Structure:	10-year Global Fixed Rate Senior Unsecured Notes

Ratings:	Aa2 (neg) /AA- (stable) /AA (stable)*

Pricing Date:	March 29, 2011

Settlement Date:	April 5, 2011 (T+5)

Maturity Date:	April 5, 2021

Form of Offering:	SEC Registered Global
Transaction Details:

Principal Amount:	$2,500,000,000

Benchmark Treasury:	UST 3.625% due February 15, 2021

Treasury Yield:	3.478%

Treasury Price:	101-7

Re-offer Spread:	UST + 165 basis points

Coupon:	5.10%

Re-offer Yield:	5.128%

Issue Price:	99.783%

Gross Fees:	0.40%

Net Price:	99.383%

Total Proceeds to Issuer:	$2,484,575,000

Interest Payment Dates:	Semi-annual on each April 5 and October 5, commencing October 5, 2011

Call Features:	NCL

Day Count Convention:	30/360

Minimum Denominations:	$2,000 and integral multiples of $1,000 thereafter

Listing:	NYSE

Principal Paying Agent:	HSBC Bank USA, N.A.

CUSIP:	404280AK5

ISIN:	US404280AK50

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.